Exhibit 99.1

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Introduction

On May 23, 2022, Take-Two completed its acquisition of Zynga pursuant to the merger agreement dated January 9, 2022 (as amended on May 4, 2022, the “Merger Agreement”). Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub 1 merged with and into Zynga with Zynga continuing as the surviving corporation and a wholly-owned subsidiary of Take-Two, and immediately following the merger, the surviving corporation in the merger merged with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving corporation.

The unaudited pro forma combined statement of operations for the fiscal year ended March 31, 2023 gives effect to the combination as if it had occurred on April 1, 2022, and combines the historical results of Take-Two and Zynga. The unaudited pro forma combined statement of operations for the fiscal year ended March 31, 2023 combines the audited consolidated statement of operations of Take-Two for the fiscal year ended March 31, 2023, which includes Zynga from the period following the closing of the acquisition on May 23, 2022 to March 31, 2023, with the historical consolidated statement of operations of Zynga for the period from April 1, 2022 to May 22, 2022.

The unaudited pro forma condensed combined financial information does not include an unaudited pro forma condensed combined balance sheet as of March 31, 2023 as the acquisition was consummated on May 23, 2022 and is reflected in the Take-Two’s historical audited consolidated balance sheet as of March 31, 2023 included in Take-Two’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 26, 2023.

The unaudited pro forma combined financial information has been prepared pursuant to Article 11 of Regulation S-X.

The historical consolidated financial statements of Take-Two and the historical consolidated financial statements of Zynga have been adjusted in the accompanying unaudited pro forma combined financial information to give effect to pro forma events that are transaction accounting adjustments which are necessary to account for the combination in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited pro forma adjustments are based upon available information and certain assumptions that our management believes are reasonable.

The unaudited pro forma combined financial information should be read in conjunction with:

•	The accompanying notes to the unaudited pro forma combined financial information; and

•

The separate audited consolidated statement of operations of Take-Two as of and for the fiscal year ended March 31, 2023, and the related notes, included in Take-Two’s Annual Report on Form 10-K for the fiscal year ended March 31, 2023.

Description of the Combination

Pursuant to the Merger Agreement, Merger Sub 1 merged with and into Zynga with Zynga continuing as the surviving corporation and a wholly-owned subsidiary of Take-Two, and immediately following the merger, Zynga, the surviving corporation in the merger merged with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving corporation. As a result, each issued and outstanding share of Zynga Common Stock converted into a number of shares of Take-Two’s common stock equal to the Exchange Ratio (defined below) and the right to receive $3.50 in cash.

The transaction included a collar mechanism on the equity consideration based on the volume-weighted average price (“VWAP”) of Take-Two Common Stock (the “Exchange Ratio”). If Take-Two common stock’s 20-day VWAP ending on the third trading day prior to closing was in a range from $156.50 to $181.88, the exchange ratio would be adjusted to deliver $6.36 of equity value based on that VWAP and $3.50 in cash. If the VWAP exceeded the higher end of that range, the Exchange Ratio would be 0.0350 per share, and if the VWAP fell below the lower end of that range, the Exchange Ratio would be 0.0406 per share.

At the effective time of the Merger (the “Effective Time”), each issued and outstanding share of common stock of Zynga, par value $0.0000625 per share (“Zynga Common Stock”), other than dissenting shares and treasury shares, was converted into 0.0406 shares (the “Stock Consideration”) of the Company’s common stock, par value $0.01 per share (“Take-Two Common Stock”) with a cash payment in lieu of fractional shares of Take-Two Common stock resulting from such calculation, and the right to receive $3.50 in cash (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”). In addition, at the Effective Time, (i) each outstanding and unexercised option to purchase shares of Zynga Common Stock granted under any Zynga employee benefit plan, whether vested or unvested, was assumed by Take-Two and automatically converted into an option exercisable for shares of Take-Two Common Stock under the Take-Two equity plan, in accordance with the equity award exchange ratio in accordance with the Merger Agreement, (ii) each outstanding Zynga restricted stock unit whose vesting is not conditioned in whole or in part on the satisfaction of performance criteria that was outstanding immediately prior to the Effective Time, whether vested or unvested, was assumed by Take-Two and automatically converted into a Take-Two restricted stock unit award with respect to shares of Take-Two Common Stock under the Take-Two equity plan, with the new number of shares underlying such award determined in accordance with the equity award exchange ratio in accordance with the Merger Agreement, and (iii) each outstanding Zynga restricted stock unit whose vesting is conditioned on the satisfaction of performance criteria, that was outstanding immediately prior to the Effective Time, whether vested or unvested, was assumed by Take-Two and automatically converted into a Take-Two restricted stock unit award with respect to shares of Take-Two Common Stock under the Take-Two equity plan, with the new number of shares underlying such award determined in accordance with the equity award exchange ratio in accordance with the Merger Agreement. Upon the effectiveness of the Merger, Zynga Inc. became a wholly owned subsidiary of the Company.

Description of the Financing

In connection with the transaction, on April 14, 2022, Take-Two issued a registered offering of senior notes for an aggregate principal amount of $2,700,000,000 (“Bonds”). In addition, in June 2022, the Company drew down $200,000,000 on its $500,000,000 revolving credit facility (the “Revolving credit facility”) and entered into a new $350,000,000 Term loan facility (“Term loan”) with a one-year maturity expiring in June 2023. The proceeds from the Bonds and the Term loan, together with the Company’s new Revolving credit facility, were used to finance the cash consideration payable to Zynga shareholders and convertible note holders (further described below) pursuant to the combination.

Convertible Senior Notes

In June 2019, Zynga issued $690,000,000 aggregate principal amount of 0.25% Convertible Senior Notes due 2024 (the “2024 Notes”). The conversion rate (without giving effect to any adjustment resulting from the combination that may be required by the applicable indenture) was 120.3695 shares of Zynga Class A Common Stock per $1,000 principal amount of 2024 Notes, which is equal to a conversion price of approximately $8.31 per share of Zynga Class A Common Stock.

In December 2020, Zynga issued $874,500,000 aggregate principal amount of 0% Convertible Senior Notes due 2026 (the “2026 Notes”). The conversion rate (without giving effect to any adjustment resulting from the combination that may be required by the applicable indenture) was 76.5404 shares of Zynga Class A Common Stock per $1,000 principal amount of 2026 Notes, which is equal to a conversion price of approximately $13.07 per share of Zynga Class A Common Stock.

In connection with the issuances of the 2024 Notes and 2026 Notes, Zynga entered into privately negotiated Capped Call options with certain counterparties (the “2024 Capped Calls” and “2026 Capped Calls,” respectively). The 2024 Capped Calls had an initial strike price of approximately $8.31 per share, subject to certain adjustments, which corresponds to the initial conversion price of the 2024 Notes and an initial cap price of $12.54 per share, subject to certain adjustments. The 2026 Capped Calls had an initial strike price of approximately $13.07 per share, subject to certain adjustments, which corresponds to the initial conversion price of the 2026 Notes and an initial cap price of $17.42 per share, subject to certain adjustments. The 2024 Capped Calls and 2026 Capped Calls were intended to reduce the potential economic dilution to Zynga Class A Common Stock upon any conversion of the 2024 Notes or 2026 Notes, respectively, and/or offset any cash payments made in excess of the principal amount of converted notes with such reduction and/or offset, as the case may be, subject to a maximum based on the cap price.

Upon completion of the combination, holders of the 2024 Notes and 2026 Notes were entitled to elect to convert the convertible notes at a special make-whole conversion rate, and, upon any such conversion Take-Two was entitled to settle such conversion for (i) cash, (ii) the cash and stock components of the merger consideration, or (iii) a combination thereof. Further, in anticipation of the settlement of the 2024 Notes and 2026 Notes, the Company negotiated termination agreements prior to the closing of the merger with the 2024 Capped Call counterparties and 2026 Capped Call counterparties related to the 2024 Capped Calls and 2026 Capped Calls agreements, respectively, stipulating the cash settlement amount based on the 5-day VWAP of the Termination Valuation Period (as defined in applicable agreements).

The unaudited pro forma combined financial information includes adjustments to reflect the conversion of the 2024 Notes that were converted at the election of the holders (and the settlement thereof by Take-Two in merger consideration) and settlement of all the 2024 Capped Calls.

The unaudited pro forma combined financial information reflects the cash settlement of all of the 2026 Notes that were settled at the election of the holders (equal to par value of the notes) and settlement of all the 2026 Capped Calls.

Accounting for the Combination

The combination is being accounted for as a business combination using the acquisition method with Take-Two as the accounting acquirer in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations. Under this method of accounting, the aggregate merger consideration is allocated to Zynga’s assets acquired and liabilities assumed based upon their estimated fair values at the date of completion of the combination. The process of valuing the net assets of Zynga immediately prior to the combination is preliminary. Any differences between the estimated fair value of the consideration transferred and the estimated fair value of the assets acquired and liabilities assumed will be recorded as goodwill. Accordingly, the aggregate merger consideration allocation and related adjustments reflected in this unaudited pro forma combined statement of operations are preliminary and subject to revision based on a final determination of fair value. Differences between these preliminary estimates and the final combination accounting may be material. Refer to Note 1—Basis of Presentation for more information and Note 20 of Take-Two’s March 31, 2023 Form 10-K for more information.

The unaudited pro forma combined statement of operations has been prepared solely for the purpose of providing unaudited pro forma combined statements of operations as required by SEC rules and for illustrative purposes only, and is not necessarily indicative of what the combined company’s statements of operations actually would have been had the combination occurred as of the dates indicated. The unaudited pro forma combined statement of operations also should not be considered indicative of the future results of operations of Take-Two.

TAKE-TWO INTERACTIVE SOFTWARE, INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR THE FISCAL YEAR ENDED MARCH 31, 2023

(in 000’s, except per share amounts)

	Historical
	Take-Two Interactive Software, Inc.	Zynga Inc. Reclassified (Note 2)	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Online game	$4,735,532	$303,897	$(10,901)	4(A)	$5,028,528
Advertising and other	614,344	85,246	—		699,590

Net revenue	5,349,876	389,143	(10,901)		5,728,118
Cost of revenue	3,064,662	136,438	69,786	4(B)	3,270,886

Gross profit	2,285,214	252,705	(80,687)		2,457,232
Selling and marketing	1,592,590	144,186	44,779	4(C)	1,781,555
Research and development	892,533	68,838	9,162	4(D)	970,533
General and administrative	843,097	84,439	(1,449)	4(E)	926,087
Depreciation and amortization	122,277	1,658	5,620	4(F)	129,555

Total operating expenses	3,450,497	299,121	58,112		3,807,730

Loss from operations	(1,165,283)	(46,416)	(138,799)		(1,350,498)
Interest and other, net	(141,904)	(3,339)	2,677	4(G)	(142,566)
Loss on long-term investments, net	(31,025)	—	—		(31,025)

Loss before income taxes	(1,338,212)	(49,755)	(136,122)		(1,524,089)
(Benefit from) provision for income taxes	(213,415)	34,275	(53,446)	4(H)	(232,586)

Net loss	$(1,124,797)	$(84,030)	$(82,676)		$(1,291,503)

Loss per share:
Basic	$(7.03)				$(7.72)
Diluted	$(7.03)				$(7.72)

Weighted average shares outstanding:
Weighted average shares—basic	159,935			4(I)	167,335
Weighted average shares—diluted	159,935			4(I)	167,335

See the accompanying notes to the Unaudited Pro Forma Combined Financial Information

TAKE-TWO INTERACTIVE SOFTWARE, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

(in 000’s, except per share amounts)

1.	Basis of Presentation

The unaudited pro forma combined statement of operations has been prepared by Take-Two in accordance with Article 11 of Regulation S-X, is presented for illustrative purposes only, and is not necessarily indicative of what Take-Two’s consolidated statements of operations would have been had the combination been completed as of the dates indicated or will be for any future periods. The pro forma combined statement of operations does not purport to project the results of operations of Take-Two following the completion of the combination. The pro forma combined statement of operations reflects transaction accounting adjustments management believes are necessary to present fairly Take-Two’s pro forma results of operations following the closing of the combination for the period indicated. The unaudited pro forma combined statement of operations does not reflect any cost savings, operating synergies, or revenue enhancements that the combined company may achieve as a result of the combination, nor does it reflect all costs to integrate the operations of Take-Two and Zynga or the costs necessary to achieve any cost savings, operating synergies, and revenue enhancements.

The unaudited pro forma combined statement of operations was prepared using the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations, with Take-Two as the accounting acquirer, using the fair value concepts defined in ASC Topic 820, Fair Value Measurement, and based on the historical consolidated financial statements of Take-Two and the historical consolidated financial statements of Zynga. Under ASC 805, the total consideration transferred was calculated as described in Note 20 of Take-Two’s March 31, 2023 Form 10-K.

The transaction accounting adjustments represent Take-Two management’s best estimates and are based upon currently available information and certain assumptions that Take-Two believes are reasonable under the circumstances. Take-Two is not aware of any material transactions between Take-Two and Zynga (prior to the announcement of the combination) during the periods presented; hence, adjustments to eliminate transactions between Take-Two and Zynga have not been reflected in the unaudited pro forma combined statement of operations.

Take-Two conducted a review of Zynga’s accounting policies to determine if differences in accounting policies and account classifications require reclassification of results of operations to conform to Take-Two’s accounting policies and classifications. The accounting policies followed in preparing the unaudited pro forma combined statement of operations reflects the adjustments known at this time to conform Zynga’s historical financial information to Take-Two’s significant accounting policies described in the Transaction Accounting adjustments in Note 4. Additional differences may be identified as Take-Two finalizes their review. In addition, certain reclassification adjustments were identified as described in Note 2 below.

The unaudited pro forma combined statement of operations presented reflects the early adoption of ASU 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. Under this new standard, deferred revenue acquired in a business combination is measured pursuant to ASC Topic 606, Revenue from Contracts with Customers, rather than its assumed acquisition date fair value. Take-Two early adopted this standard in fiscal year 2023 (as of April 1, 2022) and therefore has accounted for the merger under the new standard. The adoption of the standard has no retrospective impact to Take-Two’s historical consolidated financial statements or Zynga’s historical consolidated financial statements.

The unaudited pro forma combined statement of operations for the fiscal year ended March 31, 2023 presented herein, is based on the historical consolidated financial statements of Take-Two and the historical consolidated financial statements of Zynga. The adjustments presented in the unaudited pro forma combined statement of operations have been identified and presented to provide relevant information necessary to assist in understanding the post-combination company.

The unaudited pro forma condensed combined statement of operations for the fiscal year ended March 31, 2023 has been derived from the following:

•	The audited consolidated statement of operations of Take-Two for the fiscal year ended March 31, 2023; and

•	The unaudited accounting records of Zynga for the period from April 1, 2022 through May 22, 2022.

2.	Reclassification Adjustments

The accounting policies used in the preparation of this unaudited pro forma combined statement of operations are those set out in Take-Two’s audited consolidated financial statements as of and for the fiscal year ended March 31, 2023. During the preparation of the unaudited pro forma combined statement of operations, management performed an analysis of Zynga’s financial information to identify differences in accounting policies as compared to those of Take-Two and differences in financial statement presentation as compared to the presentation of Take-Two. With the information currently available, Take-Two determined there are certain accounting policy differences which have been adjusted for in the unaudited pro forma combined statement of operations and described in the transaction accounting adjustments in Note 4.

In addition, certain reclassification adjustments have been made to conform Zynga’s historical financial statement presentation to Take-Two’s financial statement presentation. The reclassification adjustments are based on currently available information and assumptions management believes are, under the circumstances and given the information available at this time, reasonable, and reflective of adjustments necessary to report information of the combined company.

The combined company is finalizing a full and detailed review of Zynga’s accounting policies and financial statements presentation. As a result of the review, additional accounting policy and classification differences may be identified and these differences, when identified, could have a material impact on the combined company unaudited pro forma combined financial information.

The reclassification adjustments currently identified are as follows:

A)

Refer to the table below for a summary of reclassification adjustments made to present Zynga’s derived statement of operations for the period from April 1, 2022 through May 22, 2022 to conform with that of Take-Two’s (amounts in 000’s):

Zynga Historical Consolidated Statement of Operations Line Items	Take-Two Historical Statement of Operations Line Items	Zynga Derived Historical (Unaudited) Statement of Operations for the Period April 1, 2022 through May 22, 2022	Reclassifications	Notes	Zynga Reclassified for the Period April 1, 2022 through May 22, 2022
Cost of revenue	Cost of revenue	137,986	(1,548)	(a) (b) (c)	136,438
Research and development	Research and development	73,694	(4,856)	(a) (b) (d)	68,838
Sales and marketing	Selling and marketing	143,899	287	(a) (b) (c)	144,186
General and administrative	General and administrative	79,980	4,459	(a) (b) (d)	84,439
	Depreciation and amortization	—	1,658	(a)	1,658
Interest income		516	(516)	(e)	—
Interest expense		(2,398)	2,398	(f)	—
Other income (expense), net		(1,457)	1,457	(g)	—
	Interest and other, net	—	(3,339)	(e) (f) (g)	(3,339)
Provision for (benefit from) income taxes	Provision for (benefit from) income taxes	34,275			34,275

Statement of Operations Reclassification notes of Zynga

(a)

Represents a reclassification of deprecation of $19 from Cost of revenue, $1,312 from General and administrative, $326 from Research and development, and $1 from Sales and marketing to Depreciation and amortization.

(b)	Represents a reclassification of overhead expenses of $257 from Cost of revenue, $4,379 from Research and development, and $984 from Sales and marketing to General and administrative.

(c)	Represents a reclassification of $1,272 of customer service costs from Cost of revenue to Selling and marketing

(d)	Represents a reclassification of $151 of contingent consideration for prior acquisitions from Research and development to General and administrative.

(e)	Represents a reclassification of $516 of Interest income to Interest and other, net.

(f)	Represents a reclassification of $(2,398) of Interest expense to Interest and other, net.

(g)	Represents a reclassification of $(1,457) of Other income (expense), net to Interest and other, net.

3. Calculation of Estimated Merger Consideration and Preliminary Purchase Price Allocation

Take-Two accounted for the completed acquisition as a business combination in accordance with GAAP. Accordingly, the purchase price attributable to the acquisition was allocated to the assets acquired and liabilities assumed based on their estimated fair values. Refer to Note 20 of Take-Two’s March 31, 2023 Form 10-K for information on the purchase consideration, fair value estimates of the assets acquired and liabilities assumed, and resulting goodwill as of the May 23, 2022 acquisition date.

4. Transaction Accounting Adjustments for Combined Statement of Operations

Adjustments included in the Transaction Accounting Adjustments column in the accompanying unaudited pro forma combined statement of operations for the fiscal year ended March 31, 2023 are as follows:

(A) Represents an adjustment to decrease revenue by $10,901 for the fiscal year ended March 31, 2023 to conform Zynga’s classification of in game purchases of virtual items as either consumable or durable with Take-Two’s historical classification.

(B) Reflects the adjustments to Cost of revenue, including the amortization of the estimated fair value of intangibles recognized through cost of revenue and the incremental stock-based compensation expense for Take-Two replacement equity awards:

Description (in 000’s)	For the fiscal year ended March 31, 2023
Amortization expense for acquired intangible assets(i)	$106,553
Elimination of Zynga’s historical intangible asset amortization	(36,280)
Elimination of Zynga’s historical stock-based compensation expense	(487)

Pro forma net adjustment to Cost of revenue	$69,786

(i)

The amortization of intangible assets is calculated on a straight-line basis. The amortization is based on the periods over which the economic benefits of the intangible assets are expected to be realized, which are subject to adjustment as additional information becomes available. Amortization expense is allocated to Cost of revenue, Selling and marketing, Depreciation and amortization, and Research and development based on the nature of the activities associated with the intangible assets acquired. Amortization expense for acquired intangible assets for the fiscal year ended, March 31, 2023 is shown on a net basis for the reversal of historical amortization expense recorded by Take-Two in the period for the acquired intangible assets from the Merger offset by the pro forma amortization expense for the acquired intangible assets. Refer to Note 20 of Take-Two’s March 31, 2023 Form 10-K for additional information on the useful lives of the acquired intangible assets expected to be recognized

(C) Reflects the adjustments to Selling and marketing expense (“S&M”) including the amortization of the estimated fair value of intangibles recognized through S&M, and the incremental stock-based compensation expense for Take-Two replacement equity awards:

Description (in 000’s)	For the fiscal year ended March 31, 2023
Amortization expense for acquired intangible assets(i)	$45,734
Elimination of Zynga’s historical stock-based compensation expense	(60,187)
Stock-based compensation expense after equity award replacement and fair value remeasurement(ii)	59,232

Pro forma net adjustment to Selling and marketing	$44,779

(i)

The amortization of intangible assets is calculated on a straight-line basis. The amortization is based on the periods over which the economic benefits of the intangible assets are expected to be realized, which are subject to adjustment as additional information becomes available. Amortization expense is allocated to Cost of revenue, Selling and marketing, Depreciation and amortization, and Research and development based on the nature of the activities associated with the intangible assets acquired. An estimated average useful life of one year was used to reflect the amortization of User base intangible asset recorded to S&M. Amortization expense for acquired intangible assets for the fiscal year ended March 31, 2023 is shown on a net basis for the reversal of historical amortization expense recorded by Take-Two in the period for the acquired intangible assets from the Merger offset by the pro forma amortization expense for the acquired intangible assets. Refer to Note 20 of Take-Two’s March 31, 2023 Form 10-K for additional information on the useful lives of the acquired intangible assets expected to be recognized

(ii)	Subject to the terms of the Merger Agreement, certain outstanding Zynga equity awards were converted into Take-Two equity awards.

(D) Reflects the adjustment to Research and development expense (“R&D”) including the amortization of the estimated fair value of intangibles recognized through R&D, the incremental stock-based compensation expense for Take-Two replacement equity awards, and the alignment of Zynga’s royalty prepayment accounting policy:

Description (in 000’s)	For the fiscal year ended March 31, 2023
Amortization expense for acquired intangible assets(i)	$4,067
Elimination of Zynga’s historical stock-based compensation expense	(41,313)
Stock-based compensation expense after equity award replacement and fair value remeasurement(ii)	40,658
Alignment of Zynga’s royalty prepayment accounting policy	5,750

Pro forma net adjustment to Research and development	$9,162

(i)

The amortization of intangible assets is calculated on a straight-line basis. The amortization is based on the periods over which the economic benefits of the intangible assets are expected to be realized, which are subject to adjustment as additional information becomes available. Amortization expense is allocated to Cost of revenue, Selling and marketing, Depreciation and amortization, and Research and development based on the nature of the activities associated with the intangible assets acquired. Amortization expense for acquired intangible assets for the fiscal year ended March 31, 2023 is shown on a net basis for the reversal of historical amortization expense recorded by Take-Two in the period for the acquired intangible assets from the Merger offset by the pro forma amortization expense for the acquired intangible assets. Refer to Note 20 of Take-Two’s March 31, 2023 Form 10-K for additional information on the useful lives of the acquired intangible assets expected to be recognized.

(ii)	Subject to the terms of the Merger Agreement, certain outstanding Zynga equity awards were converted into Take-Two equity awards.

(E) Reflects the adjustments to General and administrative expense (“G&A”) including the incremental stock-based compensation expense for Take-Two replacement equity awards, and lease expense:

Description (in 000’s)	For the fiscal year ended March 31, 2023
Elimination of Zynga’s historical stock-based compensation expense	(94,785)
Stock-based compensation expense after equity award replacement and fair value remeasurement(i)	93,282
Record lease expense	54

Pro forma net adjustment to General and administrative	$(1,449)

(i)	Subject to the terms of the Merger Agreement, certain outstanding Zynga equity awards were converted into Take-Two equity awards.

(F) Reflects the adjustments to Depreciation and amortization (“D&A”) including the amortization of the estimated fair value of intangibles recognized through D&A:

Description (in 000’s)	For the fiscal year ended March 31, 2023
Amortization expense for acquired intangible assets(i)	$4,827
Depreciation expense for fair value adjustments of fixed assets	793

Pro forma net adjustment to Depreciation and amortization	$5,620

(i)

The amortization of intangible assets is calculated on a straight-line basis. The amortization is based on the periods over which the economic benefits of the intangible assets are expected to be realized, which are subject to adjustment as additional information becomes available. Amortization expense is allocated to Cost of revenue, Selling and marketing, Depreciation and amortization, and Research and development based on the nature of the activities associated with the intangible assets acquired. Amortization expense for acquired intangible assets for the fiscal year ended March 31, 2023 is shown on a net basis for the reversal of historical amortization expense recorded by Take-Two in the period for the acquired intangible assets from the Merger offset by the pro forma amortization expense for the acquired intangible assets. Refer to Note 20 of Take-Two’s March 31, 2023 Form 10-K for additional information on the useful lives of the acquired intangible assets expected to be recognized.

(G) Reflects the adjustments to Interest and other, net related to the interest from the 2024 Notes and 2026 Notes, as well as the additional interest and amortization of debt issuance costs from the transaction-related financing:

Description (in 000’s, except interest rates)	Principal balance	Assumed weighted- average interest rate	For the fiscal year ended March 31, 2023
New interest expense on transaction financing:
Revolving credit facility	$200,000	4.06%	$4,125
Term loan(i)	350,000	4.62%	16,325
Bonds(ii)	2,700,000	3.57%	92,564
Amortization of capitalized debt issuance costs and original issue discount			6,900

			119,914
Decreases to interest expense:
Elimination of historical Take-Two interest expense on Bonds, Term loan and Revolving credit facility(iii)			114,422
Elimination of historical Zynga interest expense on the 2024 Notes and 2026 Notes			8,169

			122,591

Pro forma net adjustment to Interest and other, net			$(2,677)

(i)	The Term loan matures in June 2023.

(ii.

The Bonds have maturities of March 2024 (“2024 Bonds”), April 2025 (“2025 Bonds”), April 2027 (“2027 Bonds”), and April 2032 (“2032 Bonds”). The 2024 Bonds have a principal of $1,000,000, coupon rates of 3.30%, and are paid semi-annually. The 2027 Bonds have a principal of $600,000, coupon rates of 3.70%, and are paid semi-annually. The 2027 Bonds have a principal of $600,000, coupon rates of 3.30%, and are paid semi-annually. The 2032 Bonds have a principal of $500,000, coupon rates of 4.00%, and are paid semi-annually.

(iii)

Represents Take-Two’s interest expense on the Bonds, Term loan and Revolving credit facility during the post-acquisition period. The adjustment represents an elimination of Take-Two’s historical interest expense in order to reflect the new interest expense in the section above as if the acquisition occurred on April 1, 2022 instead of the actual acquisition date of May 23, 2022.

(H) The pro forma adjustments for the tax provision utilize a blended statutory income tax rate of 22% for the fiscal year ended March 31, 2023. Although not reflected in this unaudited pro forma combined financial statement, the effective tax rate of the combined company could be significantly different depending on post-merger activities, including repatriation decisions, cash needs, and the geographical mix of income. Further, the pro forma adjustments for the tax provision reflect the benefit of U.S. deferred taxes generated by Zynga during the pro forma statement of operations periods presented. Historically, Zynga had not recorded the benefit of these U.S. deferred taxes within its consolidated tax provision as Zynga had concluded that realization of these deferred taxes was not more-likely-than-not.

(I) The pro forma basic and diluted weighted average shares outstanding are a combination of historic weighted average shares of Take-Two common stock and the issuance of shares in connection with the combination. In connection with the combination, Take-Two converted certain equity awards held by Zynga employees with Take-Two equity awards. The pro forma basic and diluted weighted average shares outstanding are as follows:

Description (in 000’s)	For the fiscal year ended March 31, 2023
Pro forma basic weighted average shares:
Historical Take-Two weighted average shares outstanding	159,935
Issuance of shares to Zynga Inc. stockholders pursuant to the merger(i)	6,611
Issuance of shares for the conversion of the 2024 Notes(ii)	719
Vested Take-Two replacement awards to Zynga equity awards(iii)	70

Pro forma weighted average shares—basic and diluted(iv)	167,335

(i)

Because these shares were issued on May 22, 2022, they have been outstanding and included for 10.3 months in Take-Two’s historical weighted average shares outstanding for fiscal year ended March 31, 2023. Therefore, the number of common shares issued to Zynga shareholders is calculated by multiplying the total number of common shares issued of 46,311 by 1.7 months.

(ii)

Because these shares were issued throughout June of 2022, they have been outstanding and included in Take-Two’s historical weighted average shares outstanding for only a portion of the fiscal year ended March 31, 2023. Therefore, the number of common shares issued for the conversion of the 2024 Notes is calculated by multiplying the total number of common shares issued of 3,727 by the percent of days outstanding during the fiscal year ended March 31, 2023 the shares had not been issued (in order to reflect the shares outstanding for the entire period).

(iii)

Because these awards were replaced on May 22, 2022, they did not vest during the twelve months ended March 31, 2023 and were not included in Take-Two’s historical weighted average shares outstanding for the twelve months ended March 31, 2023. Therefore, incremental awards that would have vested had the awards been replaced on April 1, 2022 are added to the pro forma weighted average shares outstanding.

(iv)

Outstanding potentially dilutive common stock, share-based awards, including Take-Two replacement awards to Zynga equity holders, and shares from Convertible notes are anti-dilutive and are not included in the calculation of diluted net loss per share.